EXHIBIT 99.54

NEWS RELEASE	July 20, 2005

ACCLAIM COMPLETES INTERNAL INVESTIGATION OF
ACHESON WELL INCIDENT

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Inc. completed its investigation into the December 2004 Acheson 2-26 well incident and submitted its comprehensive report to the Alberta Energy and Utilities Board (EUB).

In addition to Acclaim’s internal team, the company retained three independent subject matter experts in metallurgy and risk assessment to assist in the investigation. All three firms concurred the incident and resulting blowout was caused by a downhole explosion, resulting from an unusual mixture of hydrocarbons, oil and oxygen.

“Our report to the EUB covered several areas, including background on the well, a review of our emergency response efforts and findings from our investigation,” said Paul Charron, President and CEO.

The investigation concluded the explosive mixture was formed by normal servicing procedures leading up to the incident. Building on these findings, Acclaim has developed revised standard operating procedures for future workovers on the D3a reservoir.

“We worked closely with regulators throughout the incident and in the months that followed,” Charron said. “Our change initiatives were a result of those collaborative efforts.”

It is expected the EUB, the provincial regulator of oil and gas activities, will release its report and recommendations on the Acheson 2-26 well blowout within the next several weeks.

The well blowout occurred on the morning of December 12, 2004. An onsite crew was continuing routine well maintenance that morning when a downhole explosion occurred caused by a rarely occurring explosive mixture at 65 feet below the surface. Acclaim’s team immediately implemented the company’s Emergency Response Plan, working collaboratively with many regulators and agencies to ensure public safety and communication.

In keeping with Acclaim’s dedication to environmental stewardship, remediation efforts on the site began soon after the flow of gas was stopped in early January. Site remediation work in the following months included water well and groundwater monitoring, fluid removal, contaminated soil removal and surface reclamation. Test results from soil and water samples indicate all sources of contamination were removed from the site. It is expected site remediation will be completed by September 2005.

Acclaim’s investigation has allowed the company to put forth a number of conclusions and recommendations to the EUB in its report in an effort to share learning from this incident. The total estimated cost of the incident remains at approximately $40 million, of which approximately $30 million has been recovered to date through insurers.  The process for additional recoveries is on-going.

“While an incident of this magnitude was challenging, our employees and contractors responded with professionalism and dedication and collaborated with an excellent response from the regulators, agencies and officials who worked to assist in managing the Acheson incident. There were a lot of people who helped manage a difficult situation, resolve it, and ultimately, learn from it.  We thank them for their partnership,” said Charron.

For more information, a summary of the submissions is available at Acclaim’s website.  The summary provides more detailed information on the incident, investigation and remediation efforts. www.acclaimtrust.com

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $2 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Director, Investor Relations & Communications
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.